EARLYBIRDCAPITAL, INC.

366 Madison Avenue, 8th Floor

New York, New York 10017

November 23, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Andina Acquisition Corp. II (the “Company”) – Request for Acceleration
Registration Statement on Form S-1
File No. 333-207037

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of the Company, the undersigned, as representative of the underwriters of the proposed offering, hereby joins in the request of the Company that the effective date of said Registration Statement be accelerated to 4:00 p.m., New York time on November 24, 2015, or as soon thereafter as practicable.

Very truly yours,

EarlyBirdCapital, Inc.

By: /s/ Steven Levine

Name: Steven Levine

Title: CEO